NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC ANNOUNCES NEW CHIEF FINANCIAL OFFICER AND CHANGES TO BOARD OF DIRECTORS

•	Massimiliano Chiara to join IGT as Executive Vice President and Chief Financial Officer; Chiara also appointed to IGT’s board of directors

•	Beatrice Bassey appointed to IGT board as independent director

•	Paget Alves to step down from IGT board

LONDON, U.K. – March 23, 2020 – International Game Technology PLC (“IGT”) (NYSE:IGT) today announced that Massimiliano (“Max”) Chiara has been appointed Executive Vice President and Chief Financial Officer effective April 6, 2020. Chiara has also been appointed to IGT’s board of directors effective as of the first IGT board meeting after April 6, 2020, or as of the 2020 AGM, if earlier and subject to shareholder vote.

“We are excited to have Max join the IGT team, both as a member of my senior leadership team and as a board member,” said Marco Sala, IGT CEO. “His broad and deep background in all facets of global finance and operations, in addition to his high standards of excellence, will be tremendous assets to our organization.”

“It is a great honor to be joining an iconic gaming industry leader,” said Max Chiara. “I look forward to working with IGT’s strong leadership team and assisting the Company in achieving its strategic and financial goals.”

Mr. Chiara joins IGT from CNH Industrial N.V., where he most recently served as Chief Financial Officer and Chief Sustainability Officer. Mr. Chiara previously held various financial and operational roles at Fiat Chrysler and, amongst other prior positions, as a consultant at PricewaterhouseCoopers Advisory.

IGT’s board of directors has also appointed Beatrice H. Bassey as an independent director effective March 20, 2020. Bassey is currently Group General Counsel, Chief Compliance Officer, and Corporate Secretary of Atlas Mara Ltd. and serves on the boards of Union Bank of Nigeria PLC, African Banking Corporation of Botswana Ltd., and Banque Populaire du Rwanda.

“Beatrice’s extensive experience in the highly dynamic and regulated banking sector, in addition to her extensive international exposure, are valuable perspectives to add to IGT’s board,” said Lorenzo Pellicioli, IGT Chairman.

Paget Alves has notified the Company that he will retire from IGT’s board and will not stand for election at IGT’s upcoming annual general meeting. Alves has been a director of IGT and its predecessor companies for over a decade and has most recently served on both the Audit Committee and Compensation Committee.

“Paget has been instrumental in supporting IGT and the board during many chapters of the Company’s history. We would like to thank Paget for his many years of service to IGT,” said Lorenzo Pellicioli, IGT Chairman.

About IGT
IGT (NYSE:IGT) is the global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivalled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 12,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements
This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2019 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance or International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Contact:
Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452
Francesco Luti, +39 3485475493; for Italian media inquiries
James Hurley, Investor Relations, +1 (401) 392-7190

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